Exhibit 99.2

Southland Awarded $50 Million Annual Maintenance Contract for the City of Dallas Public Works Department

GRAPEVINE, Texas, Feb. 09, 2023 (GLOBE NEWSWIRE) -- Southland Holdings, LLC (“Southland”) announced today that a subsidiary in its Transportation segment, Johnson Bros., has been awarded a $50 million contract to improve and maintain streets and related infrastructure for the City of Dallas Public Works Department in Dallas, Texas.

The project is expected to provide better driving conditions for the public along with improved residential and commercial driveways. The scope of work covers over 120 concrete and asphalt streets throughout the City of Dallas. This contract will be Southland’s 5th contract in the last 5 years with the City of Dallas Public Works Department. Construction is expected to start in 2023.

About Southland

Southland is a leading provider of specialized infrastructure construction services across North America including bridges, tunneling, transportation and facilities, marine, steel structures, water and wastewater treatment, and water pipeline end markets. With roots dating back to 1900, Southland and its subsidiaries form one of the largest infrastructure construction companies in North America, with experience throughout the world. Southland is headquartered in Grapevine, Texas.

On May 25th, 2022, Southland entered into an Agreement and Plan of Merger (the “Agreement”) with publicly-traded Legato Merger Corp. II, a special purpose acquisition company (NASDAQ: LGTO, LGTOU, and LGTOW) (“Legato”). Pursuant to the terms of the Agreement, a subsidiary of Legato will merge with and into Southland, with Southland surviving the merger as a wholly-owned subsidiary of Legato. The existing Southland management team will remain in place upon the closing of the merger. At such time, Legato’s name is expected to change to Southland Holdings, Inc.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Southland’s current beliefs, expectations and assumptions regarding the future of Southland’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Southland’s control. Southland’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Any forward-looking statement made by Southland in this press release is based only on information currently available to Southland and speaks only as of the date on which it is made. Southland undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Southland Contacts:

Cody Gallarda

EVP, Chief Financial Officer

cgallarda@southlandholdings.com

Alex Murray

Corporate Development & Investor Relations

amurray@southlandholdings.com